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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

WYNN RESORTS, LIMITED
(Name of Registrant as Specified In Its Charter)
Elaine P. Wynn
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
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	(2)	Form, Schedule or Registration Statement No.:
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PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION—DATED MARCH 17, 2015

Elaine P. Wynn
c/o Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

March     , 2015

To My Fellow Wynn Resorts, Limited Stockholders:

        I am furnishing this proxy statement and the accompanying GOLD proxy card to stockholders of Wynn Resorts, Limited (the "Company") in connection with my solicitation of proxies to be used at the Company's 2015 annual meeting of stockholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on Friday, April 24, 2015, at 9:00 a.m. local time, at the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada. This proxy statement and the accompanying GOLD proxy card are first being furnished to stockholders on or about March     , 2015.

        At the Annual Meeting, I am seeking re-election to the board of directors of the Company (the "Board"). I am using this proxy statement to solicit proxies from holders of the Company's common stock, par value $0.01 per share (the "Common Stock"), to vote for my re-election to the Board, and to vote on the other proposals identified in this proxy statement. As one of the Company's original founders and its third largest stockholder, I have a unique history with the Company and I represent a strong, independent voice on the Board. As a director, I am committed to acting in the best interests of all of the stockholders of the Company, and I urge you to vote your GOLD proxy card to re-elect me to the Board.

        Only stockholders of record at the close of business on March 5, 2015 (the "Record Date") are entitled to attend and vote at the Annual Meeting and any adjournments or postponements thereof. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date.

        Whether or not you plan to attend the Annual Meeting, I urge you to vote for my re-election to the Board by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope, or by voting via the Internet or telephone. I URGE YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. Please note that if you submit a WHITE proxy card to WITHHOLD your vote with respect to any of the Company's nominees, that submission will not cause your shares to be counted as a vote FOR me, and will revoke any prior GOLD proxy card that you may have submitted. If you want to vote for me, use only the GOLD card.

        Also, if you hold your shares of Common Stock through a brokerage firm or bank, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card.

        If you have any questions or require any assistance in executing your proxy, please call my proxy solicitor, Okapi Partners LLC, at (877) 629-6355.

Sincerely,

Elaine Wynn

2015 ANNUAL MEETING OF STOCKHOLDERS
OF
WYNN RESORTS, LIMITED

To Be Held on April 24, 2015

PROXY STATEMENT OF ELAINE P. WYNN

        I am furnishing this proxy statement and the accompanying GOLD proxy card to stockholders of Wynn Resorts, Limited (the "Company") in connection with my solicitation of proxies to be used at the Company's 2015 annual meeting of stockholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on Friday, April 24, 2015, at 9:00 a.m. local time, at the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada. Only stockholders of record at the close of business on March 5, 2015 (the "Record Date") are entitled to attend and vote at the Annual Meeting and any adjournments or postponements thereof.

        I am soliciting your proxy for the Annual Meeting (and any adjournments or postponements thereof) for the following purposes:

  1.
  To vote FOR my re-election to the board of directors of the Company (the "Board");

  2.
  To vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent public accountants for the fiscal year ending December 31, 2015;

  3.
  To vote FOR a proposal to amend the Company's Second Amended and Restated Articles of Incorporation to provide the Company with additional flexibility in making distributions to its stockholders;

  4.
  To vote AGAINST a stockholder proposal asking the Company to provide a report regarding the Company's political contributions; and

  5.
  To vote with respect to such other business as may properly come before the Annual Meeting (and any adjournments or postponements thereof).

        I am not aware of any other matters to be brought before the Annual Meeting other than as set forth in this proxy statement. Should any other matters be brought before the Annual Meeting, the proxies identified in the GOLD proxy card will vote the shares that they have been authorized to represent in accordance with their discretion. I am making this solicitation on behalf of myself, and not on behalf of the Board or management of the Company.

        I am not seeking the authority to vote for, and will not vote for, the election of John J. Hagenbuch as a director of the Company. Stockholders who vote on the enclosed GOLD proxy card will have the opportunity to vote for the other candidate nominated by the Company for the two seats on the Board that are up for election at the Annual Meeting. This gives stockholders who want to vote for me the ability to use the GOLD proxy card to vote for an additional candidate to fill the second seat.

        For your information, the mailing address of the principal executive office of the Company is 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. According to the Company, as of the Record Date, there were 101,524,590 shares of common stock outstanding. I am the beneficial owner of 9,539,077 of those shares.

        I URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF MY RE-ELECTION TO THE BOARD.

        I URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, BY EXECUTING A VOTE VIA THE INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

        IF YOU HOLD YOUR SHARES OF COMMON STOCK THROUGH A BROKERAGE FIRM OR BANK, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, I URGE YOU TO PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD.

Important Notice Regarding the Availability of Proxy Materials for the
Stockholder Meeting to Be Held on April 24, 2015
This proxy statement and the GOLD proxy card are available at
https://okapivote.com/wynnresorts

 IMPORTANT

        Your vote is important, no matter how many shares you own. I urge you to sign, date and return the enclosed GOLD proxy card today to vote FOR my re-election to the Board.

  •
  If your shares are registered in your own name, please use the GOLD proxy card to vote by signing and dating the enclosed GOLD proxy card and returning it in the enclosed postage-paid envelope today.

  •
  If your shares are held through a brokerage firm or bank, you are considered the beneficial owner of the shares, and these proxy materials are being forwarded to you by your broker or bank. If you have received a GOLD voting instruction form, you can vote in one of the following ways:

  •
  By signing, dating and mailing the voting instruction form in the enclosed pre-paid envelope;

  •
  By telephone by calling the telephone number provided and following the instructions; or

  •
  By Internet using the instructions included with your materials.

        If a GOLD voting instruction form has not been provided, you must call your broker or bank and give the person responsible for your account instructions about how you would like them to vote on your behalf.

        Because only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return a WHITE proxy card marked "WITHHOLD" as a protest, it will revoke any GOLD proxy card you may have previously sent to us. Remember, you can vote for me only on the GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of my proxy materials, please contact Okapi Partners LLC at the telephone number or email address listed below.

437 Madison Avenue, 28th Floor
New York, New York 10022

Stockholders Call Toll-Free at: (877) 629-6355
Email: info@okapipartners.com

BACKGROUND OF THE SOLICITATION

        I have been a director of the Company since its inception in 2002. Directors of the Company serve for three-year terms, and each time my term has been scheduled to end, I have been re-nominated for another three-year term as part of the Company's slate of candidates.

        On February 12, 2015, I had a telephone call with Robert Miller, the Chair of the Nominating and Corporate Governance Committee, to discuss my re-nomination to the Board. During this telephone call, I was surprised to find that Mr. Miller would not provide any assurance that I would be re-nominated, as had been the case in the past. Neither he, nor any of the other members of the Nominating and Corporate Governance Committee, had previously had any formal discussions with me regarding the possibility that I would not be re-nominated.

        On February 13, 2015, in order to preserve my ability to serve another three-year term as a director, I notified the Company by letter in accordance with the Company's bylaws that if I were not re-nominated as a director, I intended to nominate myself for election as a Class I director at the Company's 2015 Annual Meeting.

        On February 19, 2015, I met with Mr. Miller and D. Boone Wayson, another member of the Nominating and Corporate Governance Committee, and discussed my candidacy to the Board.

        On February 24, 2015, I met with the full Nominating and Corporate Governance Committee and the other independent directors and I responded to each and every question regarding my candidacy to the Board.

        On February 26, 2015, the full Board held a meeting in which the Nominating and Corporate Governance Committee announced its recommendation to decrease the size of the Board by one and to nominate only two candidates for election, excluding me. The Board voted in favor of the recommendation of the Nominating and Corporate Governance Committee.

        On March 5, 2015, I filed a preliminary proxy statement with the Securities and Exchange Commission to solicit proxies in favor of my re-election to the Board.

 REASONS FOR THE SOLICITATION AND INFORMATION ABOUT ELAINE P. WYNN

        I have served tirelessly on your behalf for the past 13 years as a director and co-founder of Wynn Resorts. The Board recently refused to re-nominate me, in my view without merit, and I've decided to nominate myself. I urge you to vote the GOLD card for my re-election to the Board.

        I have served on the Company's Board since its inception in 2002, and I believe that I have been an integral part of helping the Company grow into the successful global enterprise it is today. With more than forty years of gaming and hospitality experience, I was shocked and disappointed to learn that the Board decided not to re-nominate me as a director, and the reasons they chose to cite for doing it. Not only because of my long history of effective service to the Company, meaningful contributions to its strategy and the fact that I am its third-largest stockholder, but also because I am the last remaining woman on the Board. Fiduciary responsibilities aside, there will not be a single woman director if the Board succeeds in excluding me. I believe you should support my nomination because I bring a valuable, productive voice to the boardroom, one that is deeply vested in the Company's success. But in my view, it is also clear that this appalling lack of diversity would be highly inappropriate at any public company, and would be especially unacceptable at Wynn Resorts. We are a global consumer-oriented company that strives to appeal to both men and women and, as a result, I think it is vital that the views of 50% of the population be represented on the Board. In my opinion, the exclusion of any diverse voices from the Board is not just a symbolic misstep, it's bad business.

        I believe that no one else at the Company, other than the Chairman and CEO, is more knowledgeable about its history, its operations, its customers, or its award-winning staff. For me, board membership isn't some professional title; it's a labor of love to which I am whole-heartedly devoted and have the tenure to prove. As stated in the Company's prior proxy statements, my four decades of experience in the gaming and hospitality businesses have been valuable to the Board and important in the continued development of the Wynn brand. The same has been said for my philanthropic and community efforts, which have been important to the Board's strategic and brand vision. The Company's success has been one of my life's main passions, and I bring that attitude to my role as a Director each and every day.

        I am also the third-largest stockholder of the Company, with more than 9.5 million shares, representing a 9.4% interest in the Company. It is clear that my interests are very much aligned with the interests of my fellow stockholders, a fact that I have no plans to change. I am keenly focused on viewing every Board action through the lens of generating overall stockholder value.

        My unique history with the Company has afforded me a strong, independent voice on the Board. While I value collegiality and am generally supportive of management efforts and initiatives, I am unafraid to question the actions of Company management. I do not simply toe the party line and instead hold our management team, including our Chairman and CEO, accountable to our stockholders. My willingness to offer a different perspective on Board issues can sometimes lead to disagreement with my fellow directors, but I believe providing a forum for differing views and robust discussions is the hallmark of a healthy board, particularly in an environment where a board's duty to act on behalf of all stockholders has come under such scrutiny and led to so many improvements in corporate governance policies. The Board's action to exclude a strong and knowledgeable voice may make for a more homogenous and compliant Board, but I believe that result is not at all in the best interests of our stockholders.

        In the proxy statement filed by the Company on March 16, 2015 (the "Company Proxy Statement"), the Board has put forth a set of reasons for excluding me from the boardroom that I believe to be confusing and misleading. I address here each one in turn:

        First, the Company Proxy Statement states that the Nominating and Corporate Governance Committee believes that I have placed my own interests ahead of the company's and created actual and potential conflicts of interest because my lawsuit against Mr. Wynn, if successful, could trigger a violation of indenture covenants. I believe that this is neither an authentic nor a valid reason to remove me from the Board.

        I believe that this is not an authentic reason because this issue existed at the time of my election to the Board in November 2012 and, in that election, the Board apparently had no problem re-nominating me as a director and urging stockholders to vote for me. The Board's decision not to re-nominate me now, when nothing has changed since the last time I was up for re-nomination, illustrates my belief that this reason is nothing more than a pretext by the Board.

        I also believe that this is not a valid reason. My dispute with Mr. Wynn is one between two stockholders who disagree over the continued validity of a stockholders agreement entered into long ago. It's a stockholder-to-stockholder issue and not a Board issue. This issue will persist whether or not I serve on the Board, and in my opinion, it does not impact the ability of either of us to act as effective Board members. Furthermore, although I am seeking to gain control of the shares I own, I remain devoted to the company and its future success. I intend to remain a significant stockholder indefinitely. Be assured that my interests as a stockholder are aligned with yours. Furthermore, in my view, there is no actual or potential conflict of interest other than a possible technical violation of the indenture covenants if my cross-claim against Mr. Wynn is successful. A violation of the indenture covenants will only occur if two things happen: there is a change of control of the Company and, within 60 days thereafter, certain of the Company's outstanding notes are rated below investment grade by both rating agencies that rate such notes. Even if I win my cross-claim and the Company's notes are downgraded by both rating agencies, such a violation could be prevented by my agreeing to let Mr. Wynn vote fewer shares than he now does, but still a sufficient number to ensure that our combined share total is larger than that of the next-largest stockholder. While such an agreement cannot be certain, as the second and third largest stockholders of the company, respectively, Mr. Wynn and I have every incentive to arrive at an agreement and avoid triggering a covenant violation.

        Second, the Company Proxy Statement states that the Committee believes that the pendency of that lawsuit has "reduced the effectiveness" of my participation on the Board because independent directors have voiced concerns that Board discussions could be "negatively impacted by the perception that [I] might seek to utilize statements made at Board meetings" in order to advance my litigation claims or my position as a stockholder. The Committee apparently did not have concerns about the effectiveness of my participation on the Board or the effect of my presence on deliberations of the Board when it re-nominated me in November 2012, many months after my claim was filed. Once again, I believe that this reason is pretextual, because nothing has changed since the last time I was up for re-nomination. In fact, I do not recall hearing any member of the Board ever raise concerns about any potential chilling effect that my litigation with Mr. Wynn may have on deliberations. If any member of the Board had such concerns, it is my view that the issue should have been raised and discussed, rather than referenced for the first time in the Company Proxy Statement. Moreover, the independent directors meet in Committee, as well as in executive sessions following Board meetings, so they have ample opportunity to speak with one another without Mr. Wynn or me in attendance.

        Finally, the Company Proxy Statement states that the Committee is focused on my "lack of independence under NASDAQ listing standards and resulting inability to serve on any existing Board committees." I find this statement to be quite puzzling. It turns out that likely I am "independent." I believe that I satisfy all of the bright line tests for independence under the NASDAQ rules, and that the Board could make a determination that I am "independent" if it wanted to. I wouldn't have qualified when I was married to the Chairman and CEO, but obviously that's no longer an issue. It's simply unfair of the Board to unjustifiably state the opposite conclusion and then use that as a reason for excluding me. Furthermore, I think that it is a curious argument to make given that the Board chose to shrink the size of the Board rather than nominate an independent director in my place. As a result, my exclusion from the Board would have absolutely no effect on increasing the number of independent directors who can serve on existing Board committees. All it does is eliminate a strong director from the ranks of the Board.

        There are two seats up for election. I intend to use the proxies given to me to vote for myself and for the one candidate nominated by the Board other than John J. Hagenbuch. Also, as I discuss in more detail later in this proxy statement, if the stockholders agreement between Mr. Wynn and me is valid, as Mr. Wynn contends, he is obligated to endorse and vote for me as a director.

        For the reasons described in detail above, I represent the superior candidate when compared with Mr. Hagenbuch, who has little, if any, experience in the highly regulated gaming industry. In contrast, I have spent more than four decades in the resort, hospitality and gaming industries. Because of my substantial ownership of the Company, my interests are aligned with yours. Moreover, I am fully committed to continuing my efforts to hold Company management accountable to our stockholders and to represent the views of women on a Board otherwise composed entirely of men.

        For these reasons, I urge you to vote your GOLD proxy card to re-elect me to the Board.

* * *

        Additional information about me, including information about my background and my beneficial ownership of the Company's securities, is set forth under the section of this proxy statement titled "Proposal 1: Election of Directors" and in Annex A and Annex B to this proxy statement, each of which is incorporated herein by reference. Except as set forth in this proxy statement (including in Annex A or Annex B):

  •
  I am not, nor within the past year have I been, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies;

  •
  I am not, nor within the past year have I been, a party to, and neither I nor my family members have had a direct or indirect material interest with respect to, any transaction or series of similar transactions since the beginning of the Company's last fiscal year to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000;

  •
  I have not been convicted in a criminal proceeding nor am I a named subject of a pending criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years; and

  •
  I do not have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

 PROPOSAL 1: ELECTION OF DIRECTORS

        According to the Company Proxy Statement, the number of directors on the Board is established from time to time by resolution of the Board and must not be less than one nor more than thirteen members. The Board currently has eight directors, divided into three classes, designated as Class I, Class II and Class III. Members of each class serve for a three-year term. At each annual meeting, the term of one class expires. The term of office of the current Class I directors, including me, will expire at the Annual Meeting. The Board has voted to reduce the size of Class I from three to two directors as of the Annual Meeting, resulting in the size of the Board being reduced from eight directors to seven. According to the Company Proxy Statement, the Board has nominated J. Edward Virtue and John J. Hagenbuch to fill these remaining Class I seats.

        As stated in the Company Proxy Statement, directors of the Company are elected by a plurality of the votes cast in person or by proxy at the Annual Meeting. Therefore, the two candidates for election to the Board who receive the highest number of votes will be elected as directors.

About this Solicitation

        Pursuant to this proxy statement, I am soliciting proxies from holders of Common Stock to vote for my election as a Class I director at the Annual Meeting. I intend to use this proxy to vote for myself and for the candidate nominated by the Board other than Mr. Hagenbuch.

        As discussed above in the section titled "Reasons for the Solicitation and Information about Elaine P. Wynn," I believe you should give me your proxy for the following reasons:

  •
  if the Board is successful in excluding me as a director, there will not be a single woman serving on the Board, leading to a complete lack of diversity that, in my view, diminishes the Wynn brand and sends the wrong kind of public message to our customers and stockholders;

  •
  other than the Company's Chairman and CEO, I believe that there is no one else at the Company who is more knowledgeable about its history, its operations, its customers or its workforce;

  •
  my interests are highly aligned with the interests of the Company's stockholders, a fact that I have no plans to change, and I believe that renders me an ideal representative for the stockholders; and

  •
  due to my unique history and position at the Company, I represent a strong, independent voice on the Board, and I am unafraid to question the actions of Company management or the direction of the Company.

        Please refer to the Company Proxy Statement for the backgrounds and qualifications of the Company's nominees, and certain other information about them. There is no assurance that either of the Company's nominees will serve as a director if I am elected.

        I am not seeking the authority to vote for, and will not vote for, Mr. Hagenbuch. To my knowledge, Mr. Hagenbuch has little, if any, experience in the highly regulated gaming industry, and I believe I am the far more qualified candidate.

Additional Information About Me

        I have served as a director of the Company since October 2002. I have been a strong advocate of programs and services for children at risk of dropping out of school. From 1995 until 2013, I co-chaired the Greater Las Vegas After-School All-Stars, an organization that provides thousands of children with high quality educational, recreational and cultural after-school programs. A past member of the Executive Board of the Consortium for Policy Research in Education, I have served on the State of

Nevada Council to Establish Academic Standards and chaired for eight years the UNLV Foundation (the private fundraising arm of University of Nevada, Las Vegas). I am the founding chairman of Communities in Schools of Nevada and was appointed in 2009 as chair of the national board of Communities in Schools, among the oldest and most successful stay-in-school organization in America. In 2011, I was appointed by Nevada's governor to co-chair a Blue Ribbon Task Force for education reform that resulted in the enactment of ambitious new reform legislation. In 2013, I was appointed by Governor Brian Sandoval to serve a two-year term on the Nevada State Board of Education and was subsequently elected unanimously by the board to serve as president of that body. I have also been a strong supporter of the arts. I established the Elaine Wynn Studio for Arts Education at The Smith Center for the Performing Arts in Las Vegas and am a member of the Board of the Los Angeles County Museum of Art. In 2012, I was re-appointed to the Kennedy Center for the Performing Arts Board of Trustees. I also serve on the Library of Congress Trust Fund Board, and in 2013, I was elected to the Board of Directors of Activision Blizzard, Inc., an interactive entertainment publishing company. I am 72 years old, and I consent to serving as a director if I am elected.

Stephen A. Wynn's Endorsement

        As discussed in more detail in Annex A, I entered into an Amended and Restated Stockholders Agreement with Stephen A. Wynn, the Company's Chairman and CEO, on January 6, 2010. As noted in the Company Proxy Statement and in its most recent Annual Report on Form 10-K, Mr. Wynn has taken the position that the Amended and Restated Stockholders Agreement is still in effect. Under the Amended and Restated Stockholders Agreement, he is obligated to vote the shares that both of us hold subject to the terms of that agreement in a manner so as to elect to our Board of Directors each of the nominees contained on each and every slate of directors endorsed by Mr. Wynn, which slate must include me (subject to certain exceptions that do not apply in this case).

Use Your GOLD Card

        The accompanying GOLD proxy card will be voted in accordance with your instructions. You may specify that your shares should be voted FOR me, or you may WITHHOLD authority to vote for me. I am not seeking authority to vote for, and will not vote for, Mr. Hagenbach. If you do not want your shares to be voted for the Company's other nominee either, you may also withhold authority to vote for him by writing his name on the proxy card in the space provided.

        If you hold your shares of common stock through a brokerage firm or bank, you are considered the beneficial owner of the shares, and these proxy materials are being forwarded to you by your broker or bank. If you have received a GOLD voting instruction form, you can vote in one of the following ways:

  •
  By signing, dating and mailing the voting instruction form in the enclosed pre-paid envelope;

  •
  By telephone by calling the telephone number provided and following the instructions; or

  •
  By Internet using the instructions included with your materials.

        If a GOLD voting instruction form has not been provided, you must call your broker or bank and give the person responsible for your account instructions about how you would like them to vote on your behalf.

        A plurality of the votes cast in person or by proxy at the Annual Meeting is required for the election of directors. Shares as to which a stockholder withholds voting authority in the election of directors and broker non-votes will not be counted as votes cast and, therefore, will not affect the outcome of the election. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted FOR me and FOR the Company's nominee other than Mr. Hagenbuch.

I RECOMMEND THAT YOU VOTE FOR THE ELECTION OF
ELAINE P. WYNN TO THE BOARD

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

        According to the Company Proxy Statement, the Company will solicit proxies to ratify the appointment of Ernst & Young LLP ("Ernst & Young") to serve as the Company's independent public accountants for the fiscal year ending December 31, 2015.

        I recommend that you vote FOR this proposal. You may vote on the ratification of the appointment of Ernst & Young by marking the proper box on the GOLD proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted FOR the ratification of the appointment of Ernst & Young. According to the Company Proxy Statement, this proposal will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. For purposes of the vote on this proposal, abstentions will not count as votes cast and, therefore, will not affect the outcome of this proposal. Also, I understand that brokers have the authority to vote shares on this proposal even in the absence of specific instructions from their customers, so there should not be any broker non-votes on this proposal.

I RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG.

PROPOSAL 3: APPROVAL OF ARTICLES AMENDMENT

        According to the Company Proxy Statement, it is expected that at the Annual Meeting stockholders will be asked to approve an amendment (the "Articles Amendment") to the Company's Second Amended and Restated Articles of Incorporation. The Company Proxy Statement includes the following description of the Articles Amendment:

        "The Company is incorporated under the laws of the State of Nevada pursuant to Chapter 78 of the Nevada Revised Statutes ("NRS"). In February 2015, the Board approved, subject to stockholder approval, an amendment to the Company's Second Amended and Restated Articles of Incorporation (the "Articles"). This amendment (the "Articles Amendment") would permit the Company to make any distribution to its stockholders that otherwise would be prohibited by NRS 78.288(2)(b).

        NRS 78.191 provides that a distribution may be in the form of (i) a declaration or payment of a dividend, (ii) a purchase, redemption or other acquisition of shares, (iii) a distribution of indebtedness, or (iv) otherwise. Under NRS 78.288(2), the directors of a corporation may authorize, and the corporation may make, distributions (including cash dividends) to stockholders, but no such distribution may be made if, after giving it effect:

  •
  the corporation would not be able to pay its debts as they become due in the usual course of business (the "Solvency Test"); or

  •
  except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution (the "Balance Sheet Test").

        From time to time over the Company's history, the application of the Balance Sheet Test has imposed what the Company's management has viewed as artificial and, in light of the Company's financial condition, unduly limiting constraints on the Company's ability to declare and pay distributions to its stockholders. Within the last year, and after reviewing the limitations imposed under the Balance Sheet Test in light of the Company's accumulated amortization and depreciation expense, the Company explored and evaluated implementation of the provisions of NRS 78.288(2)(b), which, as noted above, affords a Nevada corporation the flexibility of exempting distributions from the Balance Sheet Test pursuant to a provision in its articles of incorporation. In addition, the Company noted the substantially identically provisions of NRS 86.343(1)(b), which permits Nevada limited liability companies to exempt distributions from the Balance Sheet Test. The Company has over the past year amended the articles of organization of its material Nevada-domiciled subsidiaries as permitted by the statute. The Articles Amendment would make a corresponding change to the Articles, specifically allowing the Company to avail itself of the flexibility permitted under NRS 78.288(2)(b).

        The Articles Amendment, which has been recommended by the Company's management, was unanimously approved by the Board, and the Board has directed, in accordance with the Articles and Nevada law, that the Articles Amendment be considered at the Annual Meeting. If the Articles Amendment is approved by the Company's stockholders, the Board, subject to applicable fiduciary duties and the Solvency Test, will be empowered to approve greater distributions to stockholders than may otherwise be allowed without the Articles Amendment, if and when appropriate in the circumstances. In particular, the Board would be permitted to make distributions in the forms contemplated by NRS 78.191, such as cash dividends and certain share repurchases, that otherwise would be prohibited if the Balance Sheet Test were to apply.

        Declaration and payment of any distribution will remain subject to the discretion of our Board. [The Company has] historically paid periodic cash dividends on our Common Stock. However, the timing and amount of future distributions, if any, will be at the discretion of our Board and will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in any existing or future debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Nevada law affecting the payment of distributions (including the Solvency Test) and any other factors our Board may consider to be relevant. The Board has not made any decision as to whether or when the Company may engage in any distribution that would not otherwise be permissible absent stockholder approval of the Articles Amendment, but the Articles Amendment, if approved, would provide flexibility for the Board in considering the timing and scope of any such distribution. Our ability to pay distributions (including cash dividends) on our Common Stock may depend, in part, on our receipt of cash dividends from our subsidiaries, which may be restricted from paying us dividends as a result of the laws of their jurisdiction of organization, agreements to which they are a party or covenants under any existing or future indebtedness or preferred securities.

        The Articles Amendment would add a new Article VIII to the Company's Articles as follows:

'ARTICLE VIII
SPECIAL PROVISION REGARDING DISTRIBUTIONS

        Notwithstanding anything to the contrary in these Articles or any bylaw of the Corporation, the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).'

        If the Articles Proposal is approved by the stockholders, the Company intends to file a certificate of amendment or a certificate of amended and restated articles with the Nevada Secretary of State. The Articles Amendment will be effective upon such filing."

* * *

        I agree with the arguments in the Company Proxy Statement regarding this proposal. Accordingly, I recommend that you vote FOR the proposal to approve the Articles Amendment. Stockholders may vote on the Articles Amendment by marking the proper box on the GOLD proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted FOR the Articles Amendment. According to the Company Proxy Statement, the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding Common Stock is required to approve the Articles Amendment. Abstentions and broker non-votes, as well as shares not in attendance at the Annual Meeting and not voted by proxy, will have the same effect as a vote against the Articles Amendment.

I RECOMMEND THAT YOU VOTE FOR THE ARTICLES AMENDMENT.

 PROPOSAL 4: STOCKHOLDER PROPOSAL REGARDING A POLITICAL CONTRIBUTIONS REPORT

        According to the Company Proxy Statement, it is expected that at the Annual Meeting stockholders will be asked to vote on a stockholder proposal (the "Stockholder Proposal"). The Company Proxy Statement contains the following description of the Stockholder Proposal, statement by the stockholder making such proposal, and statement of the Board in opposition to such proposal:

Stockholder Proposal

        "The Company has been advised that the New York State Common Retirement Fund, 59 Maiden Lane, 30th Floor, New York, NY 10038, the beneficial owner of 284,854 shares as of November 25, 2014, intends to submit the following proposal for consideration at the Annual Meeting:

        'Resolved, that the shareholders of [the Company] hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

        1.     Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

        2.     Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

          a.     The identity of the recipient as well as the amount paid to each; and

          b.     The title(s) of the person(s) in the Company responsible for decision-making.

        The report shall be presented to the board of directors or relevant board committee and posted on the Company's website."'

Supporting Statement of the New York State Common Retirement Fund in Favor of the Stockholder Proposal

        "As long-term shareholders of Wynn Resorts, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

        Disclosure is in the best interest of the company and its shareholders and critical for compliance with federal ethics laws. Moreover, the Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

        Wynn Resorts contributed at least $1,800,053 in corporate funds since the 2004 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

        However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Qualcomm, Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

        The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform."

Board of Directors' Statement in Opposition to the Stockholder Proposal

        "After careful consideration, the Board of Directors recommends that stockholders vote AGAINST this proposal for the following reasons:

        The Company operates in a highly regulated industry, and the decisions of federal, state, and local governments can significantly impact the Company. Therefore, the Board believes that it is critical that the Company participate in the political process to protect its business interests and its stockholders' interests. The Company is committed to participating in the political process as a good corporate citizen, in full compliance with applicable laws. The Company also has adopted the Political Contributions Policy and Procedures. In addition to the Company's Code of Business Conduct and Ethics, the Political Contributions Policy and Procedures governs the Company's consideration of political activities, including the Company's political contributions at the federal, state, and local levels and the Company's membership in trade associations.

        The Company's political contributions at the federal, state, and local levels are subject to extensive internal review and oversight to confirm their compliance with applicable contribution limits and regulations. Recognizing that the Company likely will not agree with every position a candidate takes, the Company's government affairs team meets with a candidate prior to making significant contributions to determine whether supporting the candidate is in the best interests of the Company and its stockholders. In addition, the Company reports to the Audit Committee on its political contributions on a periodic basis.

        The Company also believes that it provides sufficient transparency with respect to its political contributions. The Company's participation in political activities includes contributions to federal elections through Wynn Resorts Limited PAC ("Wynn PAC"). In compliance with federal law, Wynn PAC files regular reports with the Federal Election Commission ("FEC") to disclose political contributions by Wynn PAC. These reports are publicly available on the FEC website. In addition, reports regarding the Company's specific political contributions in various jurisdictions are publicly available at each jurisdiction's official website.

        From time to time, the Company pays annual membership dues to industry trade associations. The trade associations in which the Company participates may engage in political activities, but such decisions are governed by those associations' respective bylaws. Thus, even when the Company participates in these associations, the Company does not control how they use membership dues. The Company expects these trade associations to comply with applicable laws with respect to their political activities. As such, the Board believes that additional disclosures regarding the specific payments made to these trade associations would not benefit stockholders.

        In sum, the Company already discloses sufficient information regarding its political contributions; and the Company has an appropriate system of oversight, including its Political Contributions Policy and Procedures, designed to confirm that the Company's political contributions comply with applicable law and are in the best, long-term interests of the Company and its stockholders. Accordingly, the Board believes that preparing an additional report as requested in the proposal would be unnecessary and an imprudent use of the Company's time and resources."

* * *

        I agree with the Board's arguments in the Company Proxy Statement regarding this proposal. Accordingly, I recommend that you vote AGAINST this proposal. Stockholders may vote on the Stockholder Proposal by marking the proper box on the GOLD proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted AGAINST the Stockholder Proposal. According to the Company Proxy Statement, this proposal will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition. For purposes of the vote on this proposal, broker non-votes and abstentions will not count as votes cast and, therefore, will not affect the outcome of this proposal.

I RECOMMEND THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS.

 VOTING PROCEDURES

        According to the Company Proxy Statement, only holders of record of shares of Common Stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. According to the Company Proxy Statement, as of the Record Date of March 5, 2015, there were 101,524,590 shares of Common Stock outstanding, and each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date on all matters presented at the Annual Meeting.

        As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote your shares of Common Stock:

  •
  Sign, date and return the GOLD proxy card in the postage-paid envelope. I recommend that you vote using the GOLD proxy card even if you plan to attend the Annual Meeting in person;

  •
  Vote via the Internet by following the voting instructions on the GOLD proxy card;

  •
  Vote by telephone by following the voting instructions on the GOLD proxy card; or

  •
  Vote in person by attending the Annual Meeting. Note, however, if you hold your shares of Common Stock through a brokerage firm or bank, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting.

        If you are the beneficial owner of shares held through a brokerage firm or bank on the Record Date, you are considered the beneficial owner of the shares, and these proxy materials are being forwarded to you by your broker or bank. If you have received a GOLD voting instruction form, you can vote in one of the following ways:

  •
  By signing, dating and mailing the voting instruction form in the enclosed pre-paid envelope;

  •
  By telephone by calling the telephone number provided and following the instructions; or

  •
  By Internet using the instructions included with your materials.

        If a GOLD voting instruction form has not been provided, you must call your broker or bank and give the person responsible for your account instructions about how you would like them to vote on your behalf.

        If you give me your proxy, your shares will be voted in the manner you indicate. You may specify whether your shares should be voted FOR my election, or whether you WITHHOLD authority for your shares to be voted for my election. You may also indicate that you wish to WITHHOLD authority for your shares to be voted for the Company's nominee other than Mr. Hagenbuch. You may also specify whether your shares should be voted FOR or AGAINST each of the other proposals. If you sign, date and return the GOLD proxy card without indicating your instructions, your shares will be voted as follows:

  •
  FOR the election to the Board of Elaine P. Wynn and the Company's nominee other than Mr. Hagenbuch;

  •
  FOR the ratification of the appointment of Ernst & Young as independent public accountants for the fiscal year ending December 31, 2015;

  •
  FOR the Articles Amendment; and

  •
  AGAINST the Stockholder Proposal regarding political contributions.

        With respect to matters other than those set forth above that may properly come before the Annual Meeting, or at any postponement or adjournment thereof, I will vote the shares I have been authorized to represent in accordance with my discretion.

Broker Non-Votes and Required Votes

        If you hold your shares of Common Stock through a bank, broker or other nominee (commonly referred to as holding your shares in "street name") and do not provide voting instructions to the record holder of the shares, your shares of Common Stock will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority, under applicable rules, to vote. Accordingly, if your shares of Common Stock are held in street name, your bank, broker or other nominee has enclosed a voting instruction card with this proxy statement. I strongly encourage you to vote your shares of Common Stock in favor of my election to the Board by following the instructions provided on the voting instruction card.

        According to the Company Proxy Statement, a plurality of the votes cast in person or by proxy at the Annual Meeting is required for the election of directors (Proposal 1). Shares as to which a stockholder withholds voting authority in the election of directors and broker non-votes, which are described above, will not be counted as votes cast and, therefore, will not affect the outcome of the election. The Company Proxy Statement indicates that the ratification of the appointment of Ernst & Young (Proposal 2) and approval of the Stockholder Proposal (Proposal 4) each require that the number of votes cast in favor of such proposal exceeds the number of votes cast in opposition. For purposes of the votes on these proposals, broker non-votes (to the extent applicable) and abstentions will not count as votes cast and, therefore, will not affect the outcome of these proposals. As stated in the Company Proxy Statement, approval of the Articles Amendment (Proposal 3) requires the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding Common Stock of the Company. Abstentions and broker non-votes, as well as shares not in attendance at the Annual Meeting and not voted by proxy, will have the same effect as a vote against the proposal to adopt the Articles Amendment.

Revocation of Proxies

        You may revoke or change your proxy instructions at any time prior to the vote at the Annual Meeting by:

  •
  submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any WHITE proxy cards that you may have submitted to the Company;

  •
  providing instructions by telephone or via the Internet as to how you would like your shares of Common Stock voted;

  •
  attending the Annual Meeting and withdrawing your proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

  •
  delivering written notice of revocation either to Elaine P. Wynn c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, New York 10022, or the Corporate Secretary of the Company at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

        Although a revocation is effective if delivered to the Company, I request that either the original or a copy of any revocation be faxed to me at (212) 297-1710 or mailed to Elaine P. Wynn c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, New York 10022, so that I will be aware of all revocations. You may also call Okapi Partners at (877) 629-6355 and they will assist you with sending a copy of the revocation.

        IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, I URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) PROVIDING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED IN ACCORDANCE WITH THE GOLD PROXY CARD, (3) ATTENDING THE

ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO ME.

Other Matters to be Considered at the Annual Meeting

        Except as set forth above, I am not aware of any other matters to be brought before the Annual Meeting. Should other matters properly be brought before the Annual Meeting, the attached GOLD proxy card, when duly executed, will give me discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting. In furtherance of the foregoing, should the Board, management or any other stockholder bring before the Annual Meeting any proposal to adjourn the Annual Meeting, the attached GOLD proxy card, when duly executed, will give me the discretionary authority to vote on such adjournment proposal.

        Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

SOLICITATION OF PROXIES

        I have entered into an agreement with Okapi Partners LLC to help conduct my proxy solicitation, for which Okapi Partners will receive a retainer not to exceed $300,000 applicable toward the final fee to be mutually agreed upon by me and Okapi Partners, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means. I will request such individuals and institutions to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. I will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners will employ up to 35 persons to solicit the Company's stockholders for the Annual Meeting.

        Total costs related to this solicitation of proxies are expected to be approximately $2,000,000, of which approximately $210,000 has been expended to date. I will pay the costs of this solicitation of proxies, including the cost of preparing, assembling and mailing this proxy material to stockholders. I do not intend to seek reimbursement of these costs from the Company.

ADDITIONAL INFORMATION

        Please refer to the Company Proxy Statement for the following information:

  •
  the date by which proposals of stockholders intended to be presented at the 2016 annual meeting of stockholders must be received by the Company in order to be included in the Company's proxy materials for that meeting;

  •
  the date by which the submission of nominees of stockholders intended to be nominated as directors at the 2016 annual meeting of stockholders must be received by the Company in order to be included in the Company's proxy materials for that meeting;

  •
  information regarding the securities of the Company held by the Company's directors, nominees, executive officers and beneficial holders of more than five percent of the Common Stock (although information about my ownership is also included on Annex B), and

  •
  information concerning the Company's compensation policies and compensation paid or payable to the Company's executive officers and directors (although information about my ownership is also included on Annex B).

        I take no responsibility for the accuracy or completeness of any information or statements contained in the Company Proxy Statement, including any such information or statements appearing herein.

Annex A

ADDITIONAL INFORMATION ABOUT MS. WYNN

Certain Payments and Interests

        I am currently a director of the Company, and I have served as a director since 2002. In fiscal 2014, I received $72,000 from the Company for my service on the Board and for my attendance at Board meetings. I did not receive any stock options or any other equity compensation.

        I believe that, if elected, I will be entitled to receive the cash compensation currently paid by the Company to its non-executive directors, all subject to required approvals and applicable law, and I will forego any stock options or other equity compensation, as I have in the past. I expect that, if elected, I will be indemnified for service as a director of the Company and covered by director and officer liability insurance to the same extent that indemnification and insurance coverage is provided to the current directors of the Company.

Agreement with Respect to Securities of the Company

        On January 6, 2010, I entered into an amended and restated stockholders agreement (the "Amended and Restated Stockholders Agreement") with Stephen A. Wynn, the Chairman of the Board and CEO of the Company, and Aruze USA, Inc. ("Aruze"). On February 18, 2012, the Company redeemed all of the shares previously owned by Aruze (the "Aruze Share Redemption"), and Aruze is no longer a stockholder of the Company.

        As noted in the Company Proxy Statement and in its most recent Annual Report on Form 10-K, Mr. Wynn has taken the position that the Amended and Restated Stockholders Agreement is still in effect. Under the Amended and Restated Stockholders Agreement, he is obligated to vote the shares that both of us hold subject to the terms of that agreement in a manner so as to elect to our Board of Directors each of the nominees contained on each and every slate of directors endorsed by Mr. Wynn, which slate must include me (subject to certain exceptions that do not apply in this case).

Related Person Transactions

        The Company periodically provides services to certain of its executive officers and directors, including me. The services provided include the personal use of employees, construction work and other personal services. Like other officers and directors who receive such services, I have a deposit with the Company to prepay any such items, and the deposit is replenished on an ongoing basis as needed. At December 31, 2014, I had a net deposit balance with the Company of $178,190.

        My brother, Michael Pascal, who has worked in the gaming industry for 37 years, was employed by the Company as a Senior Executive Host of Wynn Las Vegas, until the Company terminated his employment on February 27, 2015, the same day it filed the Company Proxy Statement. As of the date hereof, the Company still employed Michael Pascal's wife, Mary Ann Pascal, as Vice President—Player Development at Wynn Las Vegas. The Audit Committee of the Company approved each of these employment arrangements in advance and determined that compensation was at (or below) levels paid to non-family members. Total compensation paid to Michael Pascal for 2014 included base salary and bonus of $142,500 and other compensation of $2,269. Total compensation paid to Mary Ann Pascal for 2014 included base salary and bonus of $200,000, and other compensation of $774. The annual base salary for Michael Pascal for 2015 was $132,500, and the annual base salary for Mary Ann Pascal for 2015 is $200,000.

A-1

Legal Proceedings

        On February 19, 2012, the day after the Aruze Share Redemption, the Company filed a complaint alleging breaches of fiduciary duty and related claims in the Eighth Judicial District Court, Clark County, Nevada against Aruze, Universal Entertainment Corporation (Aruze's parent company, hereinafter "Universal") and Kazuo Okada (the majority stockholder of Universal Entertainment Corporation and a former member of the Board). Aruze and Universal then asserted counterclaims against the Company and current and former members of the Board, including myself. Aruze made the Amended and Restated Stockholders Agreement an issue in the litigation by claiming, among other things, that the agreement barred the Aruze Share Redemption. On June 19, 2012, I asserted a cross claim in this action against Mr. Wynn, and a counterclaim against Aruze, seeking a declaration that (1) any and all of my duties under the Amended and Restated Stockholders Agreement shall be discharged; (2) the Amended and Restated Stockholders Agreement is subject to rescission and is rescinded; (3) certain restrictions in the Amended and Restated Stockholders Agreement constitute an unreasonable restraint on alienation in violation of public policy; and/or (4) the restrictions on sale of shares shall be construed as inapplicable to sales by me of shares, subject to certain conditions. I am also seeking injunctive relief as the court deems necessary and appropriate to enforce the declaration.

        The relief I seek is based on three claims. The first claim is that the Aruze Share Redemption has frustrated the purpose of the Amended and Restated Stockholders Agreement. That agreement was based on the prior Stockholders Agreement that Mr. Wynn and Aruze executed in 2002 and amended in 2006. My principal purpose in entering into the Amended and Restated Stockholders Agreement in 2010 was to support and avoid undermining the existing alliance and agreement between Mr. Wynn and Mr. Okada. Now that Mr. Okada's company Aruze is no longer a shareholder of the Company, I believe that purpose has been frustrated. The second claim is that certain restrictions in the Amended and Restatement Stockholders Agreement, such as the provisions requiring written consent of each party to the agreement before any of them can transfer Company stock, and requiring transferees to be bound by the agreement, are unreasonable restraints intended to maintain the controlling positions of Mr. Wynn and Mr. Okada's company, and should be deemed unenforceable or construed to permit transfers with lesser restrictions. The third claim is that if Aruze successfully obtains a discharge of its obligations under the Amended and Restatement Stockholders Agreement, which is one of the things that Aruze is seeking based on its allegation that Mr. Wynn failed to endorse Aruze's candidates to the Board, then I believe my duties under that agreement should be discharged also.

        If, at the conclusion of the litigation, I prevail completely on the first claim (frustration of purpose) or the third claim (discharge by Aruze), then all of my obligations under the Amended and Restated Stockholders Agreement would be discharged. As a result, the restrictions on my ability to transfer or gift my Company stock would be removed. If I prevail only on the second claim (unreasonable restraint in violation of public policy), then the written consent requirement would not apply to my stock, but other restrictions in the Amended and Restated Stockholders Agreement, including a right of first refusal in favor of Mr. Wynn, may continue to apply. As I have stated, although I am seeking to gain control of the shares I own, I remain devoted to the company and its future success. I intend to remain a significant stockholder indefinitely. Be assured that my interests as a stockholder are aligned with yours. In my view, there is no actual or potential conflict of interest other than a possible technical violation of the indenture covenants if my cross-claim against Mr. Wynn is successful. A violation of the indenture covenants will only occur if two things happen: there is a change of control of the Company and, within 60 days thereafter, certain of the Company's outstanding notes are rated below investment grade by both rating agencies that rate such notes. Even if I win my cross-claim and the Company's notes are downgraded by both rating agencies, such a violation could be prevented by my agreeing to let Mr. Wynn vote fewer shares than he now does, but still a sufficient number to ensure that our combined share total is larger than that of the next-largest stockholder. While such an agreement cannot be certain, as the second and third largest stockholders of the company, respectively, Mr. Wynn and I have every incentive to arrive at an agreement and avoid triggering a covenant violation.

A-2

Annex B

BENEFICIAL OWNERSHIP IN, AND TRANSACTIONS IN SECURITIES OF,
THE COMPANY DURING THE PAST TWO YEARS

        As of March , 2015, I beneficially own 9,539,077 shares of Common Stock, representing approximately 9.4% of the Company's outstanding shares. This number does not include additional shares that I may be deemed to beneficially own by virtue of the Amended and Restated Stockholders Agreement. My business address is c/o Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

        I have not purchased or sold any shares of Common Stock within the past two years, but I have made two gifts of shares to philanthropic entities, as set forth below:

Date	Transaction	Number of Shares
January 26, 2015	Gift	69,257
February 3, 2014	Gift	51,021

B-1

PRELIMINARY PROXY SUBJECT TO COMPLETION – DATED MARCH 17, 2015

Elaine P. Wynn c/o Okapi Partners LLC

437 Madison Avenue 28th Floor

NEW YORK, NY 10022

VOTE BY INTERNET – www.okapivote.com/wynn

Use the Internet to transmit your voting instructions up until 11:59 p.m, Eastern time, on April 23, 2015. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE – 866-287-6084

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m, Eastern time, on April 23, 2015. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope that has been provided or return it to Elaine P. Wynn c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, NY 10022.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GOLD PROXY CARD Elaine P. Wynn strongly recommends that you vote FOR her election to the Board in Proposal 1:

1. To elect Elaine P. Wynn to the Board of Directors of the Company.	For	Withhold

Nominee: (01) Elaine P. Wynn
	☐	☐

Two directors will be elected at the Annual Meeting.  Ms. Wynn intends to use this proxy to vote FOR her election as a director and FOR the election of the candidate who has been nominated by the Company other than John J. Hagenbuch.  The names, backgrounds and qualifications of the Company’s nominees, and certain other information about them, can be found in the Company’s proxy statement.  There is no assurance that either of the Company’s nominees will serve as a director if Ms. Wynn is elected.

Note:  Ms. Wynn is not seeking authority to vote for, and will not vote for, Mr. Hagenbuch.  If you do not wish for your shares to be voted for the Company’s other nominee, you may withhold authority to vote for him by writing his name on the line below.

____________________________________________________

PRELIMINARY PROXY SUBJECT TO COMPLETION – DATED MARCH 17, 2015

Elaine P. Wynn recommends that you vote FOR Proposals 2 and 3:		For	Against	Abstain

2. To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2015.		☐	☐	☐

3. To approve the Articles Amendment to provide the Company with additional flexibility in making distributions to its stockholders.
		☐	☐	☐

Elaine P. Wynn recommends that you vote AGAINST Proposal 4:

4. To vote on a stockholder proposal regarding a political contributions report, if properly presented at the Annual Meeting.
		☐	☐	☐

NOTE: To transact such other business as may properly come before the reconvened Annual Meeting or any other adjournment or postponement of the Annual Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized person.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date

PRELIMINARY PROXY SUBJECT TO COMPLETION – DATED MARCH 17, 2015

WYNN RESORTS, LIMITED
Annual Meeting of Stockholders
April 24, 2015 at 9:00 a.m local time

This gold proxy is solicited by Elaine P. Wynn

The Board of Directors of Wynn Resorts, Limited is not soliciting this proxy

The undersigned hereby constitutes and appoints Elaine P. Wynn and Bruce H. Goldfarb, and each of them, with full power to act without the other, as attorney, agent and proxy, with full power of substitution, to represent and vote all of the shares of common stock of Wynn Resorts, Limited (the “Company”) which the undersigned is entitled to vote at the annual meeting of stockholders (the “Annual Meeting”) of the Company in such manner as the persons named as proxies herein may determine on any matters which may properly come before the Annual Meeting or any adjournments thereof and to vote on the matters set forth on the reverse side as directed by the undersigned. The Annual Meeting is scheduled to be held on Friday, April 24, 2015, at 9:00 a.m. local time, at the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada. The undersigned hereby revokes any proxies previously given.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” THE ELECTION OF ELAINE P. WYNN AND “FOR” THE ELECTION OF THE NOMINEE OF THE COMPANY OTHER THAN JOHN J. HAGENBUCH, “FOR” PROPOSALS 2 AND 3, AND “AGAINST” PROPOSAL 4. EACH PERSON NAMED AS A PROXY HEREIN IS AUTHORIZED TO VOTE IN HIS OR HER DISCRETION UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS THEREOF.

Continued and to be signed on reverse side